Exhibit 99.4

0 EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF LION GROUP HOLDING LTD. (Continued and to be signed on the reverse side) ADD YOUR EMAIL ADDRESS ONLINE Add your email address to your online account at EQ for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today: For first time users setting up an account, follow the instructions outlined below: 14475 1.1 Alternatively you can provide us with your email address in the below section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” to receive future materials electronically when available. Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications . Register online at https : //equiniti . com/us/ast - access or supply your email address below . • • • • • Go to https://equiniti.com/us/ast - access and click on the words “REGISTER – FIRST TIME USERS CLICK HERE” under the Shareholder Central heading button Follow the instructions provided to set up your account which will include providing your e - mail address Once your account has been set up, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E - Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available For existing users updating your account, do the following: Go to https://equiniti.com/us/ast - access and click on “LOGIN” button under the Shareholder Central heading • • • • Once you access your account, select the tool bar “Communications” at the top right side of the page Here you need to select “Receive Company Mailings via E - Mail” Next, click on the “Submit” button and any future proxy materials will be sent to you electronically should they be available

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF LION GROUP HOLDING LTD. March 7, 2025 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on March 4, 2025. Please detach along perforated line and mail in the envelope provided. 1 . RESOLVED as a special resolution : each 1 , 000 shares of the Company with a par value of US $ 0 . 0000001 shall be consolidated into one share of a par value of US $ 0 . 0001 with the result of an authorised capital of US $ 5 , 000 , 000 divided into 50 , 000 , 000 , 000 shares with a nominal value of US $ 0 . 0001 each, comprising (a) 40 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . 2 . A . RESOLVED as an ordinary resolution that : the Company’s authorised capital shall increase by US $ 15 , 000 , 000 , to be divided into 150 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each, with the result of an authorised capital of US $ 20 , 000 , 000 , shares with a nominal value of US $ 0 . 0001 each, comprising (a) 190 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on March 7, 2025 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x 030725 THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS 2 . B . RESOLVED as a special resolution, to approve that Section 6 of the fifth amend - ed and restated memorandum of association of the Company being replaced with the following : “ 6 . The capital of the Company is US $ 20 , 000 , 000 divided into 200 , 000 , 000 , 000 shares with a nominal or par value of US $ 0 . 0001 each, comprising (a) 190 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub - divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided . Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privi - leges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine . ” 3 . RESOLVED as an ordinary resolution, to approve to direct the chairman of the Extraordinary General meeting to adjourn the Extraordinary General meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 , 2 . A, and 2 . B . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

To change the address on your account or to add the email, please check the box at right. Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF LION GROUP HOLDING LTD. March 7, 2025 INTERNET - Access “ www . voteproxy . com ” and follow the on - screen instructions or scan the QR code with your smartphone . Have your proxy card available when you access the web page . TELEPHONE - Call toll - free 1 - 800 - PROXIES ( 1 - 800 - 776 - 9437 ) in the United States or 1 - 201 - 299 - 4446 from foreign countries from any touch - tone telephone and follow the instructions . Have your proxy card available when you call . Vote online/phone until 10 : 00 a . m . EST on March 4 , 2025 . MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10 : 00 a . m . EST on March 4 , 2025 . ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at EQ for 24 / 7 access to your account and enroll in eConsent to receive future materials electronically . Update your account today at : https : //equiniti . com/us/ast - access (see reverse side for instructions) or provide us with your email address in the section entitled “ELECTRONIC SHAREHOLDER COMMUNICATIONS” on the reverse side to receive future materials electronically when available . PROXY VOTING INSTRUCTIONS Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. 030725 THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” THE RESOLUTIONS Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on March 7, 2025 PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x COMPANY NUMBER ACCOUNT NUMBER 1 . RESOLVED as a special resolution : each 1 , 000 shares of the Company with a par value of US $ 0 . 0000001 shall be consolidated into one share of a par value of US $ 0 . 0001 with the result of an authorised capital of US $ 5 , 000 , 000 divided into 50 , 000 , 000 , 000 shares with a nominal value of US $ 0 . 0001 each, comprising (a) 40 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . 2 . A . RESOLVED as an ordinary resolution that : the Company’s authorised capital shall increase by US $ 15 , 000 , 000 , to be divided into 150 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each, with the result of an authorised capital of US $ 20 , 000 , 000 , shares with a nominal value of US $ 0 . 0001 each, comprising (a) 190 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . 2. B. RESOLVED as a special resolution, to approve that Section 6 of the fifth amend - ed and restated memorandum of association of the Company being replaced with the following : “ 6 . The capital of the Company is US $ 20 , 000 , 000 divided into 200 , 000 , 000 , 000 shares with a nominal or par value of US $ 0 . 0001 each, comprising (a) 190 , 000 , 000 , 000 Class A Ordinary Shares of a par value of US $ 0 . 0001 each ; (b) 7 , 500 , 000 , 000 Class B Ordinary Shares of a par value of US $ 0 . 0001 each ; and (c) 2 , 500 , 000 , 000 preferred Shares of a par value of US $ 0 . 0001 each . Subject to the Companies Act and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub - divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided . Shares and other securities of the Company may be issued by the Directors with such preferred, deferred or other special rights, restrictions or privi - leges whether in regard to voting, distributions, a return of capital, or otherwise and in such classes and series, if any, as the Directors may determine . ” 3 . RESOLVED as an ordinary resolution, to approve to direct the chairman of the Extraordinary General meeting to adjourn the Extraordinary General meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 , 2 . A, and 2 . B . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.